UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Yongye Biotechnology International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

986063105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 986063105	SCHEDULE 13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black River Asset Management LLC I.R.S. Identification No.: 41-2066451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 986063105	SCHEDULE 13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black River Commodity Select Fund Ltd. I.R.S. Identification No.: 33-1136854
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 986063105	SCHEDULE 13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black River Small Capitalization Fund Ltd. I.R.S. Identification No.: 98-0471638
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 986063105	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Yongye Biotechnology International, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6th Floor, Xue Yuan International Tower
No. 1 Zhichun Road, Haidian District
Beijing, PRC

Item 2(a).	Name of Person Filing.

This statement is being filed by (i) Black River Asset Management LLC with respect to the shares of common stock beneficially owned by Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd.; and (ii) Black River Commodity Select Fund Ltd. with respect to the shares owned by it; and (iii) Black River Small Capitalization Fund Ltd. with respect to the shares owned by it.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Business Office of Black River Asset Management LLC
12700 Whitewater Drive
Minnetonka, MN 55343

The address of the principal office of Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd.
P.O.Box 309
Ugland House
Grand Cayman KY1-1104 Cayman Islands

Item 2(c).	Citizenship.

Black River Asset Management LLC is a Delaware limited liability company.
Black River Commodity Select Fund Ltd. and Black River Small Capitalization Fund Ltd. are Cayman Islands exempted companies.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

986063105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

(a)	☐ Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

CUSIP No. 986063105	SCHEDULE 13G/A	Page 6 of 8 Pages

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☒ Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐ Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐ Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.*

1.  Black River Asset Management LLC
(a)	Amount beneficially owned: 0 shares of Common Stock
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 0
(iv)	shared power to dispose or direct the disposition of: 0

2.  Black River Commodity Select Fund Ltd.
(a)	Amount beneficially owned: 0 shares of Common Stock
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 0
(iv)	shared power to dispose or direct the disposition of: 0

3.  Black River Small Capitalization Fund Ltd.
(a)	Amount beneficially owned: 0 shares of Common Stock
(b)	Percent of Class: 0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 0
(iv)	shared power to dispose or direct the disposition of: 0

CUSIP No. 986063105	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the SecurityBeing Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 986063105	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010

BLACK RIVER ASSET MANAGEMENT LLC

By:	/s/ Robert S. Goedken
Name: Robert S. Goedken
Title: Chief Legal Officer

BLACK RIVER COMMODITY SELECT FUND LTD.

By: Black River Asset Management LLC, its investment advisor

By:	/s/ Robert S. Goedken
Name: Robert S. Goedken
Title: Chief Legal Officer

BLACK RIVER SMALL CAPITALIZATION FUND LTD.

By: Black River Asset Management LLC, its investment advisor

By:	/s/ Robert S. Goedken
Name: Robert S. Goedken
Title: Chief Legal Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)  (#2750484)